Exhibit 99.1

Webus International Signs Strategic Partnership Agreement with Air China, Unlocking Access to 60M+ Members and Introducing Future XRP Payment Solutions

HANGZHOU, China, September 3, 2025 (GLOBE NEWSWIRE) — Webus International Limited (“Webus” or the “Company”) (NASDAQ: WETO), a leading provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services worldwide, today announced that it has signed a strategic partnership agreement with Air China Limited, a major international airline with over 60 million PhoenixMiles members worldwide.

Through this partnership, Webus’s travel service brand, Wetour, may provide Air China’s passengers and members worldwide with airport transfers and premium chauffeur services.

“This collaboration with Air China, with the potential to reach more than 60 million members and passengers, not only expands Wetour’s global service footprint but also accelerates our vision of building a Ripple-integrated travel ecosystem,” said Nan Zheng, CEO of Webus.

Looking ahead, Wetour plans to provide Air China’s PhoenixMiles members with access to its overseas platform with XRP payment support, enabling travelers to benefit from faster settlement, tokenized rewards, and blockchain-enabled vouchers directly tied to their membership benefits, subject to future business development and regulatory compliance. This marks a key step in connecting one of the world’s largest airline loyalty bases with the next generation of Web3 travel solutions.

About Webus International Limited

Webus International Limited is a recognized provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services for travelers worldwide. Through an innovative Mobility-as-a-Service (MaaS) model, Webus delivers personalized transportation experiences with an extensive fleet of luxury vehicles and professional chauffeurs.

The Company’s flagship brand Wetour offers global airport transfers, intercity transportation, private guided tours, and luxury-chartered services for leisure and business travelers.

For more information, please visit https://ir.wetourglobal.com or https://www.wetourglobal.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the company’s plans and expectations for its strategic partnership with Air China; availability, functionality and geographic rollout of XRP payments on Wetour; potential benefits of crypto-enabled settlement; user adoption; regulatory approvals and compliance; and the Company’s digital-asset management framework. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, including market conditions, regulatory changes, technology integration timelines, and other factors discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), available at www.sec.gov. The Company undertakes no obligation to update forward-looking statements except as required by law. This release does not constitute an offer to sell or the solicitation of an offer to buy any security or digital asset.

Investor Relations Contact:

Annabelle Li

Investor Relations – Webus International Limited

Email: ir.annabelle@webus.vip